

Mail Stop 3561

December 28, 2007

<u>Via U.S. Mail</u>

Scott Mitchell Rosenberg
Chief Executive Officer
Platinum Studios, Inc.
11400 W. Olympic Blvd., 14th Floor
Los Angeles, California 90064

> **Re:** **Platinum Studios, Inc.**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed December 14, 2007**
> **File No. 333-145871**

Dear Mr. Rosenberg:

We have reviewed your responses to the comments in our letter dated November 21, 2007 and have the following additional comments. Please note that all page references below correspond to the clean version of your filing provided by counsel.

<u>Prospectus</u>

<u>Cover Page</u>

1. We note your response to our prior comment 1 and reissue. Item 501(a)(9)(iv) of Regulation S-B requires the price to the public for the securities to be disclosed on the outside front cover page of the prospectus. In the absence of a market price, disclosing that shares would be sold at negotiated prices in negotiated transactions does not satisfy this requirement. Please provide a fixed price prior to effectiveness and file a post-effective amendment to switch to a market price only if the shares begin trading on a market. Make similar changes elsewhere in the registration statement and prospectus as appropriate. In addition, because the selling shareholders will be required to sell at the fixed price shown on the cover page, please explain to us the selling shareholders' business reason for selling at the purchase price, thereby making no profit.

Because of our Dependence on a Limited Number of Traditional Media …, page 14

2. Please update this risk factor to provide disclosure as of September 30, 2007.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Sears at (202) 551-3302 or Michael Fay at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP
        Fax: (212) 930-9725